UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-34864

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN
	☐	Form N-CSR

For Period Ended: March 31, 2022

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q

For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

TGS International Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

Unit N1, 3/F, W Luxe, No.5 On Yiu Street
Address of Principal Executive Office (Street and Number)

Shatin, New Territories, Hong Kong
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K, Form N-CEN or Form  N-CSR, or portion thereof, will be filed  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the    prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the period ended March 31, 2022 (“Q1 2022 Report”) within the prescribed time period.

As reported by the Registrant in its prior filing to the Securities and Exchange Commission, the Company was unable to file on a timely basis its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Annual Report”) due to the circumstances related to the finalization of the Company’s audit procedures, which mainly affected by the COVID-19 and the anti-epidemic policy implemented by the Hong Kong and Mongolia governments. The Registrant’s external auditor has not completed its audit procedures. The Registrant is currently working diligently to complete the audit procedures and is continuing to have discussions with its external auditor regarding certain financial documentation, open audit questions and conclusions, and as of the date hereof has not filed the Annual Report. Given the delay in filing the Annual Report, the Company and its external auditor need additional time to complete certain reviews and analyses of certain financial and other related data and documentation and the Company is unable to file the Q1 2022 Report within the prescribed time period without unreasonable effort or expense.

The Registrant is unable to predict a specific filing date for the Q1 2022 Report at this time. However, the Registrant intends to file the Annual Report and the Q1 2022 Report as soon as practicable.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tao Wang	852	2116-3863
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes     ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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 TGS International Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2022	By:	/s/ Chun Wah John Sung
Chun Wah John Sung
Chief Executive Officer

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